

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

> **Re:** **ATA Inc.**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed July 7, 2010**
> **File No. 1-33910**

Dear Mr. Tsang:

We have reviewed your response letter dated February 14, 2011 and your filing and have the following comments. As noted in our letter dated January 18, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2010

Notes to Financial Statements

Note 2 (g) Revenue Recognition, page F-11

1. We note your response to our letter dated January 18, 2011. We understand that you sold
    your NTET software to approximately 10 distributors, who then resold the software to
    schools for use by their teachers. To help us better understand the facts and circumstances
    about your sales to and collections of accounts receivable from these distributors, please
    provide us with the following information:

    *   In your Form 20-F for the year ended March 31, 2008, you disclosed that in the fiscal
        year ended March 31, 2007, revenue for NTET software was recognized on a cash basis
        since your ability to collect such revenue was not reasonably assured. However, based
        on your experience accumulated in the fiscal year ended March 31, 2008, you believed
        that you were reasonably assured of collecting revenue from these distributors; and
        therefore, you began to recognize revenue upon delivery. In this regard, tell us about the
        facts and circumstances that changed your belief that collectability was assured.

    *   Tell us about the original payments terms agreed to with your distributors.

    *   Since you indicate in your response that the NTET program was fully supported and
        funded by the MOE and that prior to filing the 20-F for fiscal year ended March 31, 2009
        you were not aware of any changes in the mandatory requirement for teachers to take the
        NTET test or in MOE's policy to financially support the NTET program, tell us why your
        distributors were unable to pay you at all, or on a timely basis. Also, tell us whether your
        distributors were able to sell all the software products that you sold to them.

    *   We note from your accounting policy for the allowance for doubtful accounts, that you
        consider aging as one of the factors in determining the amount of the allowance. In this
        regard, explain for us how you evaluated the aged receivables in concluding that you did
        not need a bad debt allowance for the significant account balances over 7-12 months and
        1-2 years for all periods.

    *   Provide us with a comprehensive roll-forward analysis of your accounts receivable and
        allowance for bad debt, specifically relating to your NTET software, for fiscal years
        2007, 2008, 2009 and 2010.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director